                          Filed by Vertex Pharmaceuticals Incorporated
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Vertex Pharmaceuticals Incorporated and Aurora Biosciences Corporation. While the management of Vertex and Aurora make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements herein address the following subjects: the expected closing date of the merger between Vertex and Aurora, the belief that Vertex's Chemogenomics strategy (i) will accelerate drug discovery in gene families and (ii) has the potential to deliver dramatic and sustained increase drug discovery output, the expected number of new drug candidates in the future, including the annual rate of new drug candidates and Vertex's future drug development capabilities, the expected development schedule/goals of Vertex's current drug candidates, the belief that Vertex's kinase inhibitor has potential in diabetes, the belief that Vertex's Pralnacasan has potential in osteoarthritis, heart failure and stroke, the expected benefits of the merger between Vertex and Aurora including creating a competitive advantage in product development and expending Chemogenomics into multiple target classes and Vertex's expectation of achieving the following milestones in 2001: (i) sign additional corporate alliances, (ii) acquire complementary capabilities, products and technologies and (iii) continue to build intellectual property estate.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, the risk that the expected benefits of the merger may not be realized, third parties may terminate or alter existing contracts with Aurora if the required consents and waivers are not obtained or, in some cases, without cause, risks associated with Aurora's new and uncertain technology, the risk Vertex will not successfully develop its drug pipeline, the risk Vertex is unable to attract and retain collaborative partners for research support and the development and commercialization of its products, the risk Vertex does not obtain regulatory approval for its products on a timely basis, the risk Vertex loses its technological advantages, the risk Vertex fails to manage its growth effectively, the risk Vertex's competitors bring superior products to market or bring their products to market before Vertex does, and if Vertex patents do not protect its products, or Vertex's products infringe third-party patents, Vertex could be subject to litigation and substantial liabilities. For a more detailed discussion of such factors and other factors that may impact on such statements' accuracy, see the "Risk Factors" section of the definitive joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission.

                             ********************

THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDE SHOW PRESENTATION PRESENTED TO INVESTORS AND OTHERS ON JUNE 13, 2001

Vertex Pharmaceuticals Incorporated


                                             Goldman Sachs 22nd Annual
                                               Healthcare Conference

                                                 Vicki Sato, Ph.D., President

                                               Lynne Brum, VP, Corp Comm.
                                                  and Market Development

                                                        June 13, 2001



                                                        www.vrtx.com

VERTEX:
SETTING THE STANDARD FOR DRUG DISCOVERY

[PICTURE]                         -    Mission:  Discover,  develop and market
                                       breakthrough   drugs  to  treat   major
                                       diseases

                                  -    Facts and Figures:

                                        -   Established:  1989; Public: 1991

                                        -   475 employees (Q1 `01)

                                        -   Facilities:  Cambridge, US and
                                            Oxford, UK

                                        -   Common stock:  NASDAQ: VRTX

VERTEX:  KEY ATTRIBUTES

  -   Productive drug discovery:
       - chemogenomics platform
                                                                   [PICTURE]
  -   Broad clinical pipeline:
       - 12 drugs in development

  -   Agenerase(R):
       - rolling out worldwide
                                                                   [PICTURE]
  -   Drugs to market
      - independently & with pharmaceutical partners

  -   Financially strong
      - approximately $685 million cash

  VERTEX ACCOMPLISHMENTS:  YEAR-TO-DATE


 -   Expanded research into a new gene family: human proteases

 -   Advanced pipeline

       -  VX-175/GW433908:  GSK began third Phase III clinical trial

       - Merimempodib (VX-497): Completed Phase II combination study with IFN-(alpha)

       - VX-745 and pralnacasan (VX-740): Initiated Phase II studies in rheumatoid arthritis

 -   Aurora Biosciences:  Expect July closing

BUILDING AN INFECTIOUS DISEASE FRANCHISE

HIV Protease Inhibitor, Agenerase(R)

[PICTURE]        -   Marketed in U.S. & Japan (Prozei-TM-) and other countries

                 -   E.U. approval, approval in 33 countries worldwide

                 -   Co-promotion with GlaxoSmithKline

                 -   Fast follow-on product, VX-175/908, NDA 2002


Agenerase(R)is a registered
trademark of GlaxoSmithKline
Prozei-TM- is a registered
trademark of Kissei
Pharmaceuticals

FINANCIAL OVERVIEW

Q1 2001 Results

                                                        March 31, 2001

Total revenue                                            $  19.1 MM

Total costs and expenses                                 $  27.9 MM

Net loss                                                 $   8.9 MM

Net loss per basic and diluted share                     $     0.15

Cash                                                     $   685 MM

MOVING THE BUSINESS FORWARD, CREATING VALUE


 -   Vitality in drug discovery

 -   Aurora Biosciences acquisition

 -   Broad and deep clinical pipeline

 -   Robust business model

VERTEX 2.0: RE-CREATING DRUG DISCOVERY


 -   Chemogenomics strategy will
     accelerate drug discovery in gene families                  [PICTURE]

 -   Potential to deliver a dramatic
     and sustained increase in drug discovery output

 -   Integration of new technologies and capabilities            [PICTURE]

VERTEX DRUG DISCOVERY PLATFORM

Highly Integrated Approach

                                        X-ray/NMR

         [AURORA LOGO] High Through                          Computational Chemistry
                        Screening                            & Modeling

                                       [PICTURE]

                  Enzymology             DRUG                Combinatorial & Medicinal
                                                             Chemistry
                                       CANDIDATE
        Molecular & Cellular                                 Pharmacology, Animal
                     Biology                                 Models & Toxicology

                                       Genomics

         [AURORA LOGO] Deltagen        [DELTAGEN AND INCYTE LOGOS]

VERTEX RESEARCH PIPELINE:
5 OR MORE NEW DRUG CANDIDATES IN 2001


Molecular Target                Potential Disease                       Partner
                                Indications
-----------------------------------------------------------------------------------------
Kinases                         Epilepsy, Stroke                        Novartis

Kinases                         Cancer, Autoimmune                      Novartis

Kinases                         Diabetes, Inflammation                  Novartis

Caspases                        Neuro diseases                          Taisho / Serono

Caspases                        Cardio diseases                         Taisho / Serono

HCV Protease                    HCV                                     Eli Lilly

HIV Protease                    HIV                                     GSK

Bacterial Gyrase                Bacterial infections

Neurophilins                    CNS                                     Schering AG

  DEMONSTRABLE PROGRESS IN DRUG DISCOVERY


 -   New, Vertex-generated data in several areas:

       -  HCV protease inhibitors for Hepatitis C treatment

       -  Gyrase B inhibitors for new antibiotics

       -  Kinase inhibitors for cancer, diabetes, and cardiovascular disease

 -   Next gene family:  human proteases

VERTEX COMPOUNDS ARE POTENT IN SURROGATE CELLULAR HCV REPLICATION ASSAY

                           HCV INHIBITION

[BAR GRAPH DEPICTING       -   Dose-proportionality up to 100 mg/kg
RNA LEVELS AGAINST
CONCENTRATION OF HCV
INHIBITION]                -   Promising PK for convenient oral dosing

VERTEX GYRASE B INHIBITORS ARE ANTIBACTERIAL FOR GRAM POSITIVES AND NEGATIVES


[PICTURE]                 [PICTURE]                [PICTURE]

No Drug                   Novobiocin               Vertex Compound

                           (results of bacterial filamentation assay in E. COLI)



 -   Structural insights driving creation of novel, patentable scaffolds

 -   Multiple compounds with similar enzyme potency to Novobiocin

 -   Positive results vs. E.COLI and clinical S. AUREUS

CONQUERING KINASE SPACE

 -   (GREATER THAN) 200 kinase/inhibitor structures solved

 - Patent filings covering (GREATER THAN) 100 distinct, active drug [PICTURE] scaffolds

 -   Structures and chemical classes explore 80% of kinase space

VERTEX KINASE INHIBITOR KILLS CANCER CELLS

 Taxol-Like AND Non-Taxol-Like Activities IN VITRO

                                                  UNTREATED CELLS         VERTEX KINASE INHIBITOR
 -   Kinase inhibitors block
     tubulin assembly (Taxol-like activity)         [PICTURE]    P -Histone H3     [PICTURE]
     AND chromatin condensation
                                                                  chromatin
                                                                 condensation
 -   Blocks mitosis (cell division) at                              marker
     G2/M

 -   Leads to cell death                            [PICTURE]       Tubulin        [PICTURE]
                                                                    Assembly
 -   Shown in multiple
     cancer cell lines                              [PICTURE]                      [PICTURE]

VERTEX KINASE INHIBITOR REDUCES GLUCOSE LEVELS IN DIABETIC MOUSE MODEL

POTENTIAL IN DIABETES

              Results of Glucose Tolerance Test
  Effect of Vertex Compound Dosed Orally (100 mg/kg)

                      [LINE GRAPH DEPICTING RESULTS OF GLUCOSE
                                  TOLERANCE TEST]



 - Compounds improve blood glucose disposal profile

 -   Compound effects show dose-responsiveness

 - Magnitude of effect comparable to troglitazone in a related mouse model

VERTEX HAS A PROVEN TRACK RECORD IN PROTEASE SMALL MOLECULE DRUG DISCOVERY


Cysteine proteases
  -   ICE:                                                   [PICTURE]
         $206M Aventis collaboration                         [PICTURE]
         pralnacasan in Phase II;
         VX-765 preclinical

  -   CASPASES:
         $138M Taisho/Serono collaborations                  [PICTURE]

Aspartyl proteases

  -   HIV:
         $69M GSK /Kissei collaborations                     [PICTURE]
         Agenerase(R)launched;
         GW433908 in Phase III

Serine proteases

  -   HCV:
         $51M Lilly  collaboration

PROTEASE INHIBITORS:  A MAJOR RESEARCH, DEVELOPMENT AND COMMERCIAL OPPORTUNITY


 -   Protease drugs today sell                     [PICTURE]            Agenerase(R)
     (GREATER THAN) $9 billion but target
     only two proteases

 -   400+ human protease genes

 -   Implicated in many diseases:                  [PICTURE]            Prinivil
     Alzheimer's Disease, diabetes,
     congestive heart failure, others

 -   Involved in many biological pathways          [PICTURE]            Accupril

 -   (GREATER THAN) 300 research programs
     targeting proteases throughout the
     industry, across all therapeutic areas        [PICTURE]            Vasotec



3-DIMENSIONAL STRUCTURE OF BETA SECRETASE

MAJOR NOVEL TARGET IN PROTEASE GENE FAMILY                            [PICTURE]

 -   Highly competitive area of research

 -   Application in the treatment of Alzheimer's disease

 - Vertex structural insights driving identification of potent compounds

VERTEX AND AURORA:  DRIVING DRUG DISCOVERY

           [VERTEX LOGO]           [AURORA LOGO]

               ACQUISITION OF AURORA BIOSCIENCES

   -   Cellular and biochemical assay development and implementation

   -   Cellular markers for proof-of-concept

   -   Target gene families

OUTSTANDING PRODUCT
CREATION CAPABILITY


              [PICTURE DEPICTING AURORA AND VERTEX CAPABILITIES]

COMPETITIVE ADVANTAGE: PRODUCT DEVELOPMENT

VERTEX AND AURORA:
TARGET CLASSES OF MARKETED DRUGS*

Vertex Alone

Other** 8%

Receptors 50%            [CIRCLE GRAPH DEPICTING TARGET CLASSES]

Enzymes 36%

Ion Channels 6%

36% of top marketed drugs target enzymes

Vertex with Aurora

Other** 8%

Enzymes 36%              [CIRCLE GRAPH DEPICTING TARGET CLASSES]

Receptors 50%

Ion Channels 6%

With Aurora, Vertex's drug discovery platform addresses all major target classes

*Based on top 100 marketed drugs

**vaccines, imaging agents, and coagulation factors

EXPANDING CHEMOGENOMICS INTO MULTIPLE TARGET CLASSES

                        [PICTURE OF POTENTIAL TARGET CLASSES]

VERTEX 2.0: A NEW LEVEL OF VALUE CREATION


     [BAR GRAPH DEPICTING ANNUAL RATE OF NEW DRUG CANDIDATES THROUGH 2010]



Annual Rate of New Drug Candidates

FOUR THERAPEUTIC AREAS; 12 DRUG CANDIDATES

                 Product                          Indication                     Dev. Stage      Partners
Infectious      Agenerase(R)                     HIV                            Market          GSK/Kissei
Disease         VX-175                           HIV                            Phase III       GSK
                merimempodib (VX-497)            HCV                            Phase II

Cancer           Incel(TM)                        MDR                            Phase II
                 VX-853                           MDR                            Phase I/II

Inflammation &   VX-148                           Autoimmune,antiviral           Phase I
Autoimmune       VX-944                           Autoimmune,antiviral           Preclinical
Disease          VX-745                           Rheum. arthritis (RA)          Phase II        Kissei
                 VX-850 & VX-702                  Inflammation, cardio           Preclinical     Kissei
                 pralnacasan (VX-740)             RA, OA, cardio                 Phase II        Aventis
                 VX-765                           Inflammation, cardio           Preclinical

Neurological     timcodar                         Diabetic neuropathy            Phase II        Schering AG
Disease

VX-175 (GW433908): SUPERIOR PROTEASE INHIBITOR IN PHASE III FOR THE TREATMENT OF HIV

Market size (U.S.):                850,000                          [PICTURE]

Competitive Profile:               compact formulation

Program Status:                    Phase III trials underway

                                   -   Phase II data supports
                                       BID and QD dosing

                                   -   Fast-track status by FDA

                                   -   Projected NDA 2002

Partner:                           GlaxoSmithKline

MERIMEMPODIB (VX-497):  BETTER TOLERATED THERAPY FOR HCV PATIENTS

U.S. Market:                   2.7 million chronically infected    [PICTURE]

Competitive Profile:           Goal: better tolerated IMPDH
                               inhibitor (w/o ribavirin's
                               hemolytic anemia)

Progress:                      Phase II IFN-(alpha) combo study completed

                               -    Planning for 2001 PEG-IFN combo and
                                    pivotal trials

                               - VX-148 in Phase I & VX-944 in preclinical development

                               -    Vertex retains worldwide commercial rights

VX-745: PROVIDES ORAL THERAPY FOR CHRONIC ARTHRITIS PATIENTS

U.S. Market:                           2.1 million (rheumatoid arthritis)

                                                                     [PICTURE]

Competitive Profile:                   Goal: oral treatment for acute,
                                       chronic inflammatory disease;
                                       Most advanced p38 MAP kinase inhibitor

Progress:                    Phase II RA dose response study started Q1

                             -  Pilot Phase II RA study complete

                             -  2nd generation compounds: VX-850 &
                                VX-702 in preclinical development

Partner:                     Kissei (Far East)

TNF AND IL-1 PRODUCTION IN HEALTHY VOLUNTEERS TREATED WITH VX-745

     [BAR GRAPH DEPICTING % SUPPRESSION RELATIVE TO PLACEBO TREATMENT]


EX VIVO TNF IL-1 production from LPS stimulated WBCs

PRALNACASAN (VX-740):  FIRST-IN-CLASS TO MARKET FOR INFLAMMATORY DISEASES

U.S. Market:                       2.1 million (rheumatoid arthritis)


                                                                      [PICTURE]


Competitive Profile:               First ICE inhibitor in clinic, highly
                                   specific, well tolerated in clinic;
                                   mechanism allows potential
                                   action on multiple cytokines

Progress:                          Phase II RA dose response study started Q1`01
                                   - Phase IIa RA study shows definitive
                                   signs of specific cytokine-lowering activity
                                   - Potential for additional indications:
                                   osteoarthritis, heart failure and stroke

Partner:                           Aventis

PRALNACASAN (VX-740): EFFECT DEMONSTRATED IN PRECLINICAL INFLAMMATORY SKIN DISEASE MODEL

Oxazolone-Induced Delayed-Type Hypersensitivity: Effect of VX-740


                                   Day 0 (Monday):
                                   50  (mu)l 1% Oxazolone
                                   (Abdomin Veh
                                   (25% Cremophor)
                                   or Compound, p.o., bid)
[BAR GRAPH DEPICTING
% INHIBITION OF PRALNACASAN]

                                   Day 3 (Thursday):
                                   10 (mu)l 1%
                                   Oxazolone (Left Ear)

                                   Day 4 (Friday):
                                   Collect Ear Discs

                                   (n=5, CBA/J, F)

Prednisolone              Pralnacasan                     - Prophylactic dosing
                                                            at 0h &12h

THE TOP SIX CLINICAL PIPELINE GOALS: THROUGH END OF THIS YEAR

VX-175 in HIV:                     Conduct Phase III

Merimempodib in HCV:               Finalize and initiate clinical
                                   plan through to NDA

Pralnacasan in RA:                 Complete Phase II study

VX-745 in RA:                      Complete Phase II study

Incel(TM):                         License to partner for Phase III
                                   development

Timcodar:                          Complete proof-of-concept study

VERTEX:  ROBUST BUSINESS MODEL

 -   Competitive advantage in drug discovery

     -   Chemogenomics platform is unlocking the opportunities of genomics

 -     Innovative business model based on a balanced commercial strategy

       -   Bring drugs forward independently and with partners

       -   Revenue generation from partners and products

       -   Strong downstream economics in partnerships

       -   Commercial experience

       -   Risk sharing builds broader base

       -   Sustainable growth strategy

VERTEX: $1.4 BILLION IN PARTNER COMMITTMENTS

PARTNER                          DATE                VALUE CAPTURE             PRODUCT                STAGE
------------------------------------------------------------------------------------------------------------------------
Kissei (HIV)                     1993                                          Prozei(TM)             Market
------------------------------------------------------------------------------------------------------------------------
Aventis                          1993/1999                                     VX-740                 Phase II
------------------------------------------------------------------------------------------------------------------------
GlaxoSmithKline                  1993                                          Agenerase(R)           Market
                                                                               VX-175                 Phase III
------------------------------------------------------------------------------------------------------------------------
Kissei (p38)                     1997                                   P.     VX-745                 Phase II
                                                                        P.     VX-702                 Preclinical
------------------------------------------------------------------------------------------------------------------------
Lilly                            1997                                                                 VX in 2001*
------------------------------------------------------------------------------------------------------------------------
Schering                         1998                                          Timcodar               Phase II
------------------------------------------------------------------------------------------------------------------------
Taisho                           1999                                   P.                            VX in 2001*
------------------------------------------------------------------------------------------------------------------------
Novartis                         2000                                                                 2 VX in 2001*
------------------------------------------------------------------------------------------------------------------------
Serono                           2000                                                                 VX in 2001*
------------------------------------------------------------------------------------------------------------------------

    High royalties                            Co-promotion support
    Profit sharing, JV                        Sales, marketing
    Co-promotion, co-labeling                 Manufacturing rights


*Anticipated Timing
P. Manufacturing agreement effectively includes high royalty

MILESTONES FOR 2001

 -   Advance drug candidates in pipeline

 -   Select 5 or more new preclinical drug candidates

 -   Sign additional corporate alliances

 - Expand chemogenomics approach to at least one additional multi-target gene family

 -   Acquire complementary capabilities, products and technologies

 -   Continue to build intellectual property estate

Vertex Pharmaceuticals Incorporated



                                 GOLDMAN SACHS 22ND ANNUAL HEALTHCARE CONFERENCE

                                           Vicki Sato, Ph.D., President

                                           Lynne Brum, VP, Corp Comm.
                                            and Market Development

                                                    June 13, 2001



                                                        www.vrtx.com



                             ********************

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission, because it contains important information. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Vertex and Aurora. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail: InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121,
Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger are available in the joint proxy statement/prospectus.

                             ********************